UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended June 30, 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

1.	Announcement of Unaudited Financial Results for the Quarter Ended June 30, 2017

On August 9, 2017, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the fiscal first quarter 2018 (i.e. quarter ended June 30, 2017). A copy of the earnings release dated August 9, 2017 is attached hereto as Exhibit 99.1.

2.	Form 20-F

On July 18, 2017, the Company filed its annual report on Form 20-F for the fiscal year ended March 31, 2017 (the “Form 20-F”) with the SEC. Due to an inadvertent clerical error, note 2(a) of the consolidated financial statements appearing on page F-9 erroneously disclosed the date that the Board of Directors authorized the consolidated financial statements for issue to be “June XX, 2017.” The correct date was “July 17, 2017.” The clerical error described above does not appear in any other section of the Form 20-F.

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated financial statements as of June 30, 2017 and for the three months ended June 30, 2017 and 2016 comprising “Condensed Consolidated Statement Of Financial Position”, “Condensed Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Statement Of Changes In Equity”, “Condensed Consolidated Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Fiscal 2018 First Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated August 9, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated August 9, 2017.